SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FIRSTFULL PARAGRAPH OF THE PRESS RELEASE INCLUDED IN EXHIBIT 99.2 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE to Acquire FAST Video Security AG.  Dated: November 17, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/ Yechiam Cohen

Name:  Yechiam Cohen

Title: General Counsel

Dated:  November 17, 2005

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EXHIBIT INDEX

Exhibit Number Description of Exhibit

99.1 Press

NICE to Acquire FAST Video Security AG for $21 Million in Cash

●        Continues strategic plan for external growth that complements organic growth

●        Strengthens public and security business by enhancing offering to digital video security market

●        Strengthens position in the video security market with smart IP-based solutions and technologies complementary to digital video offering

●        Extends presence in the digital video security market by increasing footprint in Europe and APAC with world-class distribution channels and partners, and with new prestigious customers

Ra`anana, Israel, November 17, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has signed a definitive agreement to acquire all the outstanding shares of FAST Video Security AG, a Swiss-based developer of innovative video systems for security and surveillance purposes.  Under the agreement, NICE would acquire FAST for approximately $21 million in cash at closing, with potential earnouts based on performance milestones amounting to a maximum of $12 million payable over the next three years.  The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close in early 2006.

"With the acquisition of FAST, we are continuing the positive momentum of our strategy for external growth that complements our organic growth," said Haim Shani, Chief Executive Officer of NICE.  "This transaction is the next logical step after the recent success of the Dictaphone CRS integration.  It strengthens our public and security business by enhancing our offering to the digital video security market."

With this transaction, the company is strengthening its position in the video security market with a full suite of smart IP-based solutions and technologies that are complementary to NICE`s digital video offering.  NICE will also be extending its presence in the digital video security market by increasing its footprint in Europe and APAC with significant distribution channels and partners, which present synergies with NICE`s current distribution structure.  By leveraging the newly extended offering and expanded organization, NICE will accelerate its support of governments and public institutions all over the world in their effort to ensure the security of the public.

Mr. Shani continued, "We are looking forward to working together with FAST`s top-notch channel partners and engaging the prestigious customer base.  We are also very happy to be adding to our team a group of very talented engineers.  Based on our proven track record we expect this transaction to provide fast and measurable results."

NICE is providing the following preliminary guidance for 2006, incorporating the expected results of the FAST acquisition.  This outlook is likely to change as the integration of FAST proceeds and the acquisition accounting is finalized. The acquisition of FAST is expected to add $10 million to NICE`s top-line in 2006, increasing the company`s revenues guidance to $365 - $373 million. During the first year the company expects the acquisition to be EPS neutral and therefore reiterates previous guidance for pro-forma EPS to be in the range of $2.05 - 2.15 per diluted share.

Conference Call Information

NICE will conduct a conference call on November 17, 2005 beginning at 10:00 a.m. EST to discuss the transaction.  Please call the following dial-in numbers to participate: United States 1-866-860-9642, Israel 03-918-0610.  The conference call and replay will be available online at www.nice.com.

About FAST Video Security AG
FAST Video Security AG is a developer of innovative video systems for security and surveillance purposes. All of its products are network-ready and communicate over TCP/IP. Its product range includes network-compatible video encoders, hard-disk recorders and video management systems marketed under the label of alpha technology®.  FAST products' fields of application range from casino surveillance systems by way of observation assignments for investigation services and airports to remote maintenance and traffic monitoring. More information is available at www.FAST-systems.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies.  More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media

Galit Sadan	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Sigal Elly	NICE Systems ir@nice.com	+1 877 245 7449

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

Release: NICE to Acquire FAST Video Security AG.  Dated: November 17, 2005.

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